SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Concludes Distribution of VRG Linhas Aéreas S.A. Non-convertible Debentures

Operation Announced in Advance During 1Q09 Results Disclosure Totaled R$ 400 million

São Paulo, May 27, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Latin America’s biggest low-cost airline and the controlling shareholder of the Brazilian Airline VRG Linhas Aéreas S.A. (“VRG”), announced today the distribution of VRG’s 3rd series of secured non-convertible debentures (“Debentures”) in the amount of R$400 million.

The Debentures were distributed in Brazil only, exclusively to qualified investors, pursuant to Instruction 476 issued by the Brazilian Securities and Exchange Commission (CVM) on January 16, 2009 (CVM Instruction 476).

The issue was undertaken in a single series of R$ 400 million, partially secured by the fiduciary sale of receivables.

The Debentures will pay 126.50% of the Brazilian CDI rate and will be amortized in 18 consecutive monthly payments, with a 6-month grace period, beginning in the 7th month after the issue date, and mature on May 13, 2011. The issuer may redeem the Debentures at any moment at its own discretion.

“This operation is part of the reconstruction of the Company’s cash position, aimed at achieving cash and cash equivalents of R$ 800 million by the close of 2009,” declared GOL’s Chief Financial and Investor Relations Officer.

Lead Manager: BB Banco de Investimento S.A.
Trustee: Planner Trustee DTVM Ltda.
Depositary Bank: Banco Bradesco S.A.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.
Investor Relations
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s lowcost airline, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.
Leonardo Pereira - CFO and IRO
Rodrigo Alves – IR Manager
Tel.: +55 (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri

Corporate Communications
Tel.: +55 (11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brasil)
Erica Arruda	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
Tel.: +55 (11) 2128-4420
erica.arruda@fsb.com.br

Edelman (EUA and Europe):
M. Smith e N. Dean
Tel.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com ou
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.